United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NOTICE TO THE MARKET

In compliance with article 157, § 4º, of Law no. 6.404/76 and CVM Instruction no. 358/2002, ARACRUZ CELULOSE S.A. ("ARACRUZ" or "Company") hereby informs the market that it has received declarations of interest for the acquisition of the assets comprising the industrial plants, land and forests that constitute the complex known as the Guaíba Unit, in the city of Guaíba, State of Rio Grande do Sul.

Moreover, ARACRUZ informs that such declarations of interest shall be reviewed by the appropriate bodies of the Company's administration, so that the convenience and opportunity of engaging in negotiations in view of a possible sale of the Guaíba Unit may be evaluated, being certain that any evolution to this effect shall be immediate and widely disclosed to the market.

Aracruz, September 15, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer